SMART-TEK SOLUTIONS INC.
1100 Quail Street, Suite 100
Newport Beach, CA 92660
Phone: Phone: (858) 798-1644

August 1 , 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Washington, DC 20549 USA

Attention:	Larry Spirgel, Assistant Director

Re:	Smart-Tek Solutions, Inc.
Supplemental Correspondence submitted on June 28, 2011

Form 10-K for the Fiscal Year ended June 30, 2010
Filed on October 15, 2010

Schedule PRER14A
Filed on March 16, 2011

File No. 000-29895

Dear Mr. Spirgel:

The following contains our response to your comment letter dated July 12, 2011.

General

1.

We note your response to comment one of our letter dated May 23, 2011 that, as of December 31, 2010, SCI constituted only 11% of the company's assets. However, at the time the company engaged EMCO/Hanover in relation to the sale of SCI to Perry Law in 2009, SC1 appears to have constituted all of the company's assets and, indeed, EMCO/Hanover's opinion considered the company's financial statements only through June 30, 2009. As a result, we are unable to reconcile your position that no shareholder vote was required for the SCI "vendout" to your former director because it would appear that the sale of SCI was "(1) quantitatively vital to the operation of the corporation and (2) out of the ordinary and substantially affect[ed] the existence and purpose of the corporation" and therefore "the sale is beyond the power of the Board of Directors and stockholder approval is required," as you describe the holding of-Gimbal v. Signal Cos. to be in your letter of April 28, 2011.

Please explain.

Response

The applicable EMCO/Hanover opinion to be used would be the revised opinion dated October 3, 2010 (see Form 8-K/A file 6-27-2011). For this opinion EMCO/Hanover used the financial results for the nine months ending March 31, 2010. At that time the financial statement breakdown was as follows:

Smart-Tek Solutions Inc
Nine Months Ending 'March 31, 2010

	(US$) Smart-tek Communications Inc.	% of Total	(US$) Smart-tek Automated Services Inc.	% of Total	Total

Net Revenue	$3,870,683	46.4%	$4,476,077	53.6%	$8,346,760

Total Assets	$1,556,617	32.9%	$3,175,397	67.1%	$4,732,015

Net Income (Loss)	$(1,243)	-0.2%	$730,626	100.2%	$729,382

The above financial results would fall within the requirements of the Gimbel v. Signal Cos. case as mentioned above as well as the the Hollinger Inc. v. Hollinger Intern case which held that a vote is required only when the assets to be sold, when considering quantitatively and qualitatively, amount to ‘substantially all’ of the corporation’s assets. Management also feels that use of the current financial information (December 30, 2010 financial results) in making their final decision was appropriate as well.

2.

We reissue comment two from our letter dated May 23, 2011. We continue to note that you previously disclosed "the main reason for not holding [an annual Shareholder meeting for quite time] was due to lack of funds to hold the meeting as a result of the large losses incurred by the Company" at the same time you also disclosed that you had "generated a profit from the first day of operations" from the business line you added on June 17, 2009. Please revise your disclosure for the Forms 10-K for the fiscal year ended June 30, 2010 and Interim period ended December 31, 2010 to specify why you did not hold an annual meeting for fiscal 2010.

Response

The Company represents the following reasons for not having an Annual Shareholders meeting until July 29, 2011.

1)

Years Prior to June 30, 2009: The Company suffered continual losses and management at that time felt they could not absorb the cost of holding such a meeting (see the below schedule). Concerning the new line of business, which officially started with the signing of the Strategic Marketing Partner Agreement dated June 17, 2009, management stated that it was profitable from the first day of operations. Management is revising that statement to the following - that the new business did not generate a profit from the first day of operations, but rather during its first full quarter of operations which was the quarter ended September 30, 2009.

Smart-tek Solutions Inc.
Annual Income (Loss) reported from June 30, 2005 to June 30, 2009.

Year ending June 30,	2005	2006	2007	2008	2009

Operating Income (Loss)	($286,095)	($623,017)	($358,367)	($2,997,356)	($91,817)

2)

Subsequent to June 2009: An annual shareholders meeting was not scheduled because the company had open SEC comments on various operational issues as well as on a preliminary proxy that was filed. Also the Company felt that it could not file another proxy while there were still open comments on an existing preliminary proxy. The preliminary proxy was pulled on March 16, 2011.

3)

Subsequent to June 2010: The Annual shareholders meeting was further delayed as a result of the company changing its fiscal year-end from June 30 to December 31. To include the transitional December 31, 2010 annual report with the proxy material, the company would have to wait until the April 15, 2011 filing of the December 31, 2010 Form 10-KT. With that in mind the Company disclosed in its filings of a tentative annual shareholder meeting date to be in July 2011.

4)	The Company held its Annual Shareholder meeting on July 29, 2011.

The above disclosure will be disclosed in an amended Form 10-KT to be filed shortly.

Form 10-KT for the transition period from July 1, 2010 to December 31, 2010

Report of Independent Registered Public Accounting Firm, Page F-1

3.	The report must contain a clear statement as to the auditor’s opinion that the financial statements are presented in conformity with GAAP, and any exceptions taken. Please revise.

Response:

An amended Form 10-KT will be filed with a revised report from the Independent Public Accounting Firm.

In response to these comments, the company acknowledges that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing:

  Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/x/ Brian Bonar
_______________
Brian Bonar
CEO, Director